Reserve Bank of Zimbabwe Defaults on Bond Repayment to Caledonia Mining and update on timeline for completion of No.4 Shaft Expansion

Toronto, Ontario – January 29, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) reports that its wholly owned subsidiary, Blanket Mine (“Blanket”) will not receive payment in respect of the Special Tradable Gold-backed Foreign Exchange Bonds (“the Bonds”) issued by the Reserve Bank of Zimbabwe (“RBZ”) and which fall due for redemption on 1 February 2010 at a value of US$3,181,019 including interest accrued thereon of US$235,631.

The Bonds were issued to Blanket in 2008 by the RBZ as consideration for gold delivered by Blanket to a subsidiary of the RBZ in terms of the prevailing legislation.  The RBZ’s inability to pay in cash for gold deliveries eventually forced Blanket to suspend production in October 2008 due to the shortage of foreign currency to purchase consumables.  In January 2009, outstanding amounts due to Blanket (and other gold producers) were converted into the Bonds which matured on 1 February 2010 and accrued interest at 8% per annum.

The RBZ, in a Monetary Policy Statement released on 29 January 2010, has advised that all Bonds will be rolled over for a further 6 months pending the outcome of “constructive engagements” between the RBZ and the Zimbabwean Ministry of Finance in respect of the Zimbabwean Government’s RBZ-held debt.  The RBZ also states that “various other initiatives are being pursued to meet all outstanding obligations”.

Blanket is currently completing the No.4 Shaft Expansion Project (the “Project”) which will increase production to 40,000 oz per annum.  The Project is funded by a $1.25m debt facility and internal cashflows.  Blanket’s cashflows continue to suffer from the combined effects of the late repayments of substantial amounts due from the Zimbabwe Revenue Authority for outstanding VAT refunds, and the continuing unscheduled power outages, the frequency and duration of which has increased in recent weeks.

Completion of the Project has been delayed by several years due to the failure of the Zimbabwean Government to pay for historic gold deliveries.  This delay has resulted in the progressive depletion of the available ore reserves above 14 Level during the delay period such that Blanket can only produce approximately 1,500 oz per month until the crushing and loading Stations below 22 Level have been completed, which is scheduled for July 2010.  Production at a rate of 1,500 oz per month until completion of the 22 Level crushing and loading stations will mean that Blanket’s cash generation will be lower than previously anticipated.

As the Bond has not been repaid and in the interests of progressing the Project, further expenditure on the planned extension of 22 Level Haulage has been suspended until internal cashflows allow this activity to resume.  Development of the 22 Level Haulage is intended to facilitate an extension of Blanket’s operating life at a production rate of 40,000 oz per annum. Depending on exploration results, the 22 Level development may also allow for a further increase in production beyond 40,000 oz per annum.  A temporary suspension of lateral development on the 22 Level Haulage will not affect Blanket’s ability to produce at the increased level of 40,000 oz per annum once the No.4 Shaft Expansion Project has been completed, but may ultimately delay further potential increase in production above 40,000oz pa.  Blanket’s reduced cashflows also dictate that the Project completion timetable be extended. Blanket is now scheduled to achieve annualized gold production of 40,000 oz in Quarter 4 of 2010.  Appropriate provision will be made against the RBZ bonds in the financial accounts for 2009, which will be released by March 31 2010.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.